LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153
                          Telephone No. (212) 702-4300
                             Fax No. (212) 688-1158


Jesse Lynn, Assistant General Counsel                  Direct Dial: 212-702-4331
                                                       Email:  jlynn@sfire.com


                                  July 3, 2008


CONFIDENTIAL TREATMENT REQUESTED
Via Fax, Federal Express and EDGAR
----------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Matthew Crispino, Esq. and Daniel F. Duchovny, Esq.

Re:  Yahoo! Inc. ("Yahoo")
     Response to comments issued June 10, 2008 to Soliciting Materials filed pursuant to Rule 14a-12 filed June 4, 6, and 9, 2008 by Carl C. Icahn, Keith A. Meister, et. al.
     File No. 000-28018

Ladies and Gentlemen:

     Set forth below, on behalf of Carl C. Icahn, Keith A. Meister, Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Edward H. Meyer, Brian S. Posner, Robert K. Shaye, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Vincent
J. Intrieri, David Schechter and Mayu Sris (collectively, the "Filing Persons"), is a supplement to the responses submitted by the Filing Persons on July 2, 2008 to the comments contained in the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission received by Jesse Lynn, Assistant General Counsel to Carl C. Icahn and affiliates, via fax on June 30, 2008, relating to the above-referenced matters.

     Footnote 2 in paragraph 6 of the Filing Persons' July 2, 2008 letter referred to Exhibit E to the First Amended Verified Consolidated Complaint filed in the action styled In re Yahoo! Shareholders Litigation, Case No. 3561-CC, filed in the Court of Chancery of the State of Delaware on May 12, 2008. The text of said Exhibit E is attached to this letter.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4380.

                                                              Very truly yours,


                                                              /s/ Jesse Lynn
                                                              --------------
                                                              Jesse Lynn

                                    EXHIBIT E


                      Cost of CIC at 2/1/09 100%, 30%, 15%


                                              100% RIF
----------------------- ----------------- ----------------- -------------------
Payment Type                   $31               $35                 $40
----------------------- ----------------- ----------------- -------------------
Cash Severance              $822,738,684      $822,738,684        $822,738,684
----------------------- ----------------- ----------------- -------------------
Benefits Continuation       $188,450,124      $188,450,124        $188,450,124
----------------------- ----------------- ----------------- -------------------
Equity Acceleration -       $744,494,640      $966,207,611      $1,261,332,689
Current Awards
----------------------- ----------------- ----------------- -------------------
Equity Acceleration -       $247,546,873      $279,488,405        $319,415,320
2008 Focal
----------------------- ----------------- ----------------- -------------------
Retention RSUs              $130,500,000      $130,500,000        $130,500,000
----------------------- ----------------- ----------------- -------------------
Total CIC Payments        $2,133,730,321    $2,387,384,824      $2,722,436,817
----------------------- ----------------- ----------------- -------------------

                                                30% RIF
---------------------- ------------------ ------------------ ------------------
Payment Type                   $31                $35                $40
---------------------- ------------------ ------------------ ------------------
Cash Severance              $246,815,332       $246,815,332       $246,815,332
---------------------- ------------------ ------------------ ------------------
Benefits Continuation        $58,533,589        $56,533,589        $56,533,589
---------------------- ------------------ ------------------ ------------------
Equity Acceleration -       $249,248,392       $326,962,283       $429,499,807
Current Awards
---------------------- ------------------ ------------------ ------------------
Equity Acceleration -        $74,264,062        $83,846,522        $95,824,596
2008 Focal
---------------------- ------------------ ------------------ ------------------
Retention RSUs              $130,500,000       $130,500,000       $130,500,000
---------------------- ------------------ ------------------ ------------------
Total CIC Payments          $757,361,375       $844,657,726       $959,173,324
---------------------- ------------------ ------------------ ------------------

                                                 15% RIF
----------------------- ------------------ ------------------ ------------------
Payment Type                     $31                $35                $40
----------------------- ------------------ ------------------ ------------------
Cash Severance               $123,411,356       $123,411,356       $123,411,356
----------------------- ------------------ ------------------ ------------------
Benefits Continuation         $28,267,646        $28,267,646        $28,267,646
----------------------- ------------------ ------------------ ------------------
Equity Acceleration -        $143,124,196       $189,981,142       $251,249,903
Currect Awards
----------------------- ------------------ ------------------ ------------------
Equity Acceleration -         $37,132,031        $41,923,261        $47,912,298
2008 Focal
----------------------- ------------------ ------------------ ------------------
Retention RSUs               $130,500,000       $130,500,000       $130,500,000
----------------------- ------------------ ------------------ ------------------
Total CIC Payments           $462,435,230       $514,083,405       $581,341,204
----------------------- ------------------ ------------------ ------------------